Exhibit (e)(26)

2015 Bonus Plan

•                  Bonus Pool is funded by achievement of corporate plan, with pro-rata payment for achievement between 50% -100% and between 100% - 150%.

•                  Maximum plan funding is 150% of target but individual bonus awards can exceed 150% of target with CEO recommendation and with Compensation Committee approval.

•                  The Compensation Committee will establish for each executive a target bonus expressed as a percentage of his or her annual salary.

•                  The Compensation Committee retains the discretion to reasonably adjust the Revenue and Adjusted EBITDA targets to exclude the impact of any dispositions and acquisitions or other corporate events during the plan year, as it deems appropriate.

•                  Company-wide qualitative metrics will be measured by CEO evaluation of specific goals established by management, and be included in CEO’s recommendation to the Compensation Committee.

•                  Individual performance will be measured (i) for executives other than the CEO, by CEO evaluation of specific MBOs established by the CEO, and be included in CEO’s recommendation to the Compensation Committee, and (ii) for the CEO, by Compensation Committee evaluation of specific MBOs established by the Compensation Committee.

Bonus Pool Funding

Corporate Plan	Plan Weight
Revenue	50%
Adjusted EBITDA	50%